UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal annual period ended:

March 31, 2023

Social Investment Holdings, Inc.
(Exact name of issuer as specified in its charter)

Florida	81-5142220
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5727 N.W. 17th Avenue, Miami, Florida 33142

(Full mailing address of principal executive offices)

(305) 621-4360

(Issuer’s telephone number, including area code)

SOCIAL INVESTMENT HOLDINGS, INC.

PART II: INFORMATION REQUIRED IN ANNUAL REPORT

October 3, 2023

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ITEM 1. BUSINESS

Mission: To Utilize Business Strategies for Social Change

Vision: Creating safe, economically thriving communities that will view the world as a place of equal opportunity and endless possibilities by providing the tools, including capital to Black and Hispanic owned companies with little to no access to adequate capital, through a public company model.

In today’s world, we are privileged to have access to a wide array of information due to our technological advances throughout the decades. With these tools, Blacks and Hispanics have been able to learn, grow and develop with the knowledge that can be easily accessed. Even in this age of progress, Blacks and Hispanics still have economic and social tolls that hinder development in their communities. Socially, those communities have shown signs of progress.

Economically, that diversity rarely equates to equality and low-income minority communities have yet to bridge the gap. Blacks, Hispanics, and other various minority groups seem stifled by the endeavors of their social environment. Even though most people have the tools for success, this does not mean one knows how to utilize the full potential of what they know.

The overall strategy of the Company grows out of various affirmative action experiences of the 1970s and 1980s, as well as, most recently, less than attractive relationships between police, race and community. Historically, the Company’s management has observed that ideas for improving disadvantaged minority neighborhoods have come from outside those communities and the organizations participating in these efforts do their best to help, in most instances, from perspectives that have not necessarily included the views of the most affected segments of the most affected communities. In the wake of the string of tragedies of police killings, minority community members being shot, and racial overtones being associated with the recent live streamed treatment of George Floyd, much more needs to be done. The impact of the police killing of George Floyd along with the disturbances including looting that followed, received unparalleled attention from the media. Publicity associated with the disturbances has been vast. The backlash from the buildup of tension in these communities created a new focus on the nation’s unresolved political and socioeconomic issues. Our business seeks to preserve many of the economic gains accomplished through a historic set-a-side program created during the Nixon administration. There are Black owned companies that have served the communities for more than thirty years but could disappear due to lack of available capital to help them survive after the pandemic. There are even stable Black and Hispanic owned companies that could help create more Black and Hispanic owned businesses with the investment of additional patient capital.

Our plan of action brings together community leaders and stakeholders in an attempt to create a strategic and comprehensive solution to address the root of the issues that have arisen that could subsequently heal our communities at the core. A few years ago, members of the Fellowship of Christian Police Officers, Miami Youth for Christ, newspaper publishers, members of the Coconut Grove Ministerial Alliance, Business Owners, private equity fund managers and members of a family of a victim of a police killing, held a summit hosted by Williamson Automotive Group, and its majority owner, to seek solutions to the police, race and community relations problems we are facing today.

The ultimate goal of the summit was to identify and plan for the implementation of strategies that could lead to better police, community and race relations. Since there were participants from multiple disciplines, including the social services sectors, strategies for changing attitudes included recognition for the need of a revenue stream to implement any strategy. Subsequent to that summit, the Alliance of Blacks and Jews Inc. (“ABJ”) was formed and have joined and expanded the fight against inequality and anti-Semitism. As an aside, ABJ has brought additional expertise, investment capital and relationships to the Company, which facilitated the purchase of a memorial site to honor Blacks and Jews who participated in the Civil Rights struggle who are not well known. The site purchased was home to the Rosewood Massacre of 1923, a Black settlement whose inhabitants were murdered by Ku Klux Klan members. The site is scheduled to ultimately have an economic development focus targeting sustainability of the memorial.

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As a part of an economic stability focus, the Company’s founders, who attended the summit, recognized an opportunity to utilize some of the tools from the JOBS Act of 2012 to address some of the economic problems, including but not limited to difficulty for small businesses to get loans or equity to maintain, create and expand. Additionally, the Build Act, a 60-billion-dollar program of the U. S. government to assist developing countries and U. S. businesses willing to use their capabilities in those countries, serves as a patient capital pool that can also be used to grow U. S. businesses. Small Businesses, which are typically viewed as the backbone of developed economies, now have access to funding for generating profits both domestically and internationally. The summit participants concluded that there needed to be a company with a goal of showing measurable high social impact results while concurrently making a profit, to accomplish the mission of building better race, police, and community relations. Management believes Social Investment Holdings, Inc. is the vehicle through which that goal can be achieved.

STRATEGY

The Company believes that a business model that creates partnerships based on its mission statement, (“To Utilize Business Strategies for Social Change”) and demonstrates a willingness to partner with experts in its field, allows the Company to have a broader impact and a more diverse and expansive footprint. The Company believes these broad-based ownership opportunities, coupled with examples of highly visible social impact activities that could retain or create jobs and build community relations, provide the maximum opportunity to maintain and expand small businesses in and around neighborhoods with a shortage of economic opportunities.

The Company also seeks businesses that may have benefited from opportunities set aside for minorities that have no succession or current joint venture plans. The Company will provide the investment into the joint ventures once the funding needed is secured. After operating the joint venture to a point where the joint venture company is operating profitably, the Company will create an exit strategy which will allow for maximum ownership participation of indigenous Africans and Black and Brown Americans or other previously or currently disadvantaged groups. During the first 12 months of operating the joint venture, the Company intends to maximize the potential for teaching partners of the various joint ventures and those that could enter joint ventures with others, how to access the tools necessary to participate in the Build Act or other patient capital pools.

BUSINESS STRUCTURE

JOINT VENTURES

The Company contemplates utilizing joint ventures as the form of these above mentioned “partnerships.” We have entered into 5 joint venture agreements that are contingent on the success of our efforts to raise the necessary funds. The final terms of our contemplated joint ventures will be negotiated prior to the funding and creation of these expected new companies. The following terms and conditions are contemplated by the Company for the aforementioned prospective joint ventures.

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Structure – The Company contemplates providing the liquidity needed to joint ventures comprised of the Company, with at least 50.01%, in most instances of companies or individuals who have the non-financial assets or intellectual property that could contribute to revenue once the needed liquidity is provided. The Company would also invest capital to assist in the succession of and therefore the ongoing operation of small businesses through employee ownership structures.

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Operations - Although the Company would initially be, other than in one instance, the majority shareholder of the new joint venture companies, the services and product delivery would be done by the minority joint venture partners with the internal capability and technical expertise.

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Oversight - The Company (acting as a holding company and as the joint venture partner providing the funding to the joint venture relationship) would maintain oversight by requiring board seats on the joint venture companies, weekly reporting and direct involvement by the Company’s officers and regular reviews by our CEO. This degree of oversight would continue until the joint venture entity is deemed by the Company CEO and investment committee of the Company to be financially stable. From that point forward, unless otherwise required, the oversight frequency is expected to be reduced to a quarterly review. Also at that time, the joint venture should be up for review for a possible exit strategy. This strategy will be based on, but not limited to, the amount of funds invested, the financial success of the joint venture entity and how best to positively impact the minority partner and the surrounding community.

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Revenue – The Company expects to receive monthly administrative and development fees from these joint ventures, based on an amount to be negotiated during the finalization of each joint venture entity. The amount of this fee would be determined based on each individual joint venture’s growth rate and potential and would also be carefully assessed to make sure there is no negative impact on the joint venture’s growth. This fee will continue for a five-year period, unless mutually renegotiated by both parties of the joint venture. The Company believes this model allows for more reinvestment back into the joint venture entities. At the end of the five-year period, the Company will decide, at its own discretion, if dividends or other forms of profit sharing are warranted.

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Social Investments - Although the majority of the operations and activities of both the Company and joint ventures will seek to be revenue producing, there are causes like community, police and race relations that will have elements that are non–revenue producing. While the detailed terms of the joint ventures have not been negotiated, the Company will require that each joint venture entity will, as a part of its agreement with the Company, allocate a minimum of 2.5% of its pre-tax revenue, to socially oriented activities. Such a requirement must be finalized before any investments are made by the Company into the joint venture companies. Any such funding will occur only from those individual joint venture entities that have at least 4% pre-tax revenue. As the joint venture entities primary owners are expected to have ownership in the joint venture and the holding company’s management will be the majority manager of the joint venture, potential conflicts should be eliminated. After thorough negotiations, both parties will sign an operating agreement which will stipulate conditions under which non-revenue generating activities will be funded. In other words, before any funding is provided by the Company to the joint venture. The joint venture partners will agree within the operating agreement to a review annually of the social impact activities to be the focus of the Company. The Company anticipates having all joint venture partners meet annually, as a part of their operating agreement, to discuss their perspectives on areas of social focus. Those contributing the minimum from their pre-tax revenue will be able to present and vote on social activities. However, those not meeting the 2.5% threshold will only be able to participate in those discussions, but not vote.

There are excellent opportunities for the Company to provide a bridge to companies that are not able to get bank loans but have revenue that can be maintained and increased. Therefore, the faith community through churches and social groups, will be sought as collaborators for this initiative which will include, but not be limited to, maintaining, and expanding businesses that may have reached their sunset without a succession plan.

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The Company’s principal founders believe that it is possible to provide services and develop businesses that build both self-esteem and entrepreneurial knowledge within minority communities and villages, while concurrently bringing economic and social benefits into those neighborhoods and villages, creating socially responsible profits for the Company.

Proposed Structuring Example

PROPOSED BUSINESS SECTORS & VENTURES

Fund Management:

SIH believes that two of the primary sectors for indigenous business development and job creation in the USA and sub-Saharan Africa are fund management and venture capital sectors.  Black and Hispanic owned start-ups and even businesses with growth potential have difficulty with fund raising. The potential for raising funds while maintaining majority ownership of a start-up or very small business typically have an appeal to investors who have a higher risk profile.  Additionally, some pension funds and other institutional investors are able to invest in alternative instruments through their fund managers. The Company intends to enter into a joint venture with Sovereign Asset Management (Pty) ltd and Blackstar Management LLC to serve as a fund management company.

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Sovereign Asset Management & Blackstar Management 3-Party Joint Venture - Sovereign Asset Management PTY Ltd has been operational for more than fifteen years with a history of assisting institutions in the placement of funds into alternative as well as listed stock exchange investments. Blackstar Management, owned by John E. Oxendine who once managed a fund for minorities, which was funded by CBS, NBC and ABC and had unparalleled results. The model used by Blackstar provided training and hands on instructions on business ownership and sustainability, which included how to own one or more of the 10,000 radio stations and or ownership of one or more of the 1,000 television stations nationally. At the time, there were less than 20 radio and television stations owned by minorities. Mr. Oxendine created more than fifty minority owned radio stations through his management and training skill sets. Using his creative financial management and training “outside of the box thinking” Mr. Oxendine leveraged less than $5,000,000 (five-million-dollars) into a more than $95,000,000 (ninety-five-million-dollars) portfolio, CBS, NBC and ABC decided to replicate Mr. Oxendine’s model of training, for operating and owning broadcast media. Mr. Oxendine started a new path in the broadcast business and finally partnered with Bud Paxon, in creating the foundation for Home Shopping Network. Mr. Oxendine retired to south Florida and was asked to bring his skills to this minority centered business ownership and sustainability program for minority community through Social Investment Holdings. Coupled with Sovereign Asset Management, the Company believes the investors in the company have an opportunity to help increase minority business ownership and profitability while concurrently having an opportunity to experience an upside for their communities. Through a combined joint venture majority owned by Social Investment Holdings and minority ownership by both Blackstar and SAM, the joint venture is expected to offer potential investors who would rather have a private equity return instead of the return of a holding company, that opportunity. The joint venture will become operational only after adequate funds are raised, legal requirements are met and a full operating plan is created (see joint venture agreements in exhibits).

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Construction:

In the USA, the Company will target areas where gentrification is occurring and work with members of the groups being displaced to help them secure a piece of the future for the area they have called home for decades. In several areas of the United States, new residential and commercial development projects have caused values and taxes to surge. Often, long-time residents of the areas are priced out or cannot pay the taxes. Many Blacks and Hispanics who have lived in the redeveloping areas for many years, move out, due to non-viable economic conditions, the Company’s strategy for broad-based business ownership through pooling of resources will maximize the potential for benefits of the gentrification process flowing to the people who would ordinarily be displaced. The Company will also focus on affordable housing and construction skills development for Blacks and Hispanics as a foundation for entrepreneurial development, beginning in Florida where the Company and the contemplated Joint Venture partner operate and have potential projects.

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Land America Holdings and investment Group Joint Venture - With the contemplated construction joint venture with Land America Holdings and investment Group LLC (LAH) and recent programs at the state, local and federal levels, the Company intends to use its creative development, financing, and construction expertise to provide new access to both commercial and residential projects in redeveloping areas. Additionally, the Company intends to develop the property at the Rosewood site in concert with the existing surrounding community. The development will include but will not be limited to a memorial dedicated to Blacks and Jews from the Civil Rights era who have gotten little or no recognition for their sacrifices and high-risk contributions. Robert Curbelo, a director of the Company and project manager for multiple well publicized projects in south Florida, will serve as project administrator if the Company raises the necessary funds.

The Company will focus on both new developments and housing programs in the U.S. that are designed to upgrade blighted communities utilizing Community Reinvestment Act funds, Community Redevelopment Initiatives and other available incentive programs available from the federal, state and local governments. The Company plans to utilize empowerment zones, tax credits, tax-exempt bond financing, community second mortgages and down payment assistance programs in its efforts to be more responsive to the financial needs of previously underserved communities. Through this Company, members of the community will have an opportunity to both own stock in the Company and utilize its services to acquire homes and expand businesses.

The Company will also rely on the construction expertise and development experience of some of the Company’s investors who have been involved in construction and real estate development sectors for more than 30 years.

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Manufacturing:

Historically, new opportunities in the manufacturing sector have not been actively pursued by Black and Hispanic owned companies due to a host of factors, including, but not limited to, lack of access to capital. The Company is looking to help bridge that gap. On Tuesday, August 9, 2022, President Biden signed the chip bill into law to encourage the manufacturing of semiconductor chips in the United States. The law provides more than 52 billion dollars to assist companies in the manufacturing of semiconductor chips in the USA.

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LL Burge & Associates Joint Venture - In response to the Chips Act signed by President Biden, the Company plans to pursue domestic semi-conductor production framework with LL Burge & Associates LLC with approximately seven Historically Black Colleges and Universities (HBCU’s). Legand Burge, President of LL Burge and Associates LLC (LBA) is a former Dean of the school of Engineering at Tuskegee Institute, one of the well-known Historically Black Colleges and Universities (HBCU’s) in America. Mr. Burge has also served at additional HBCU’s and other institutions of higher learning, making an impact on many young Black lives, in the opinion of the Company’s management. LL Burge and Associates LBA is a growing leader of information technology (IT), advisory and consulting, engineering, and professional services. With a proven record of service delivery excellence, LBA proudly supports government agencies and commercial customers located throughout the United States. Government agencies is one set of the consumers of the more than 200 years of combined engineering and computer science experience of the LBA staff. Additionally, LBA has the requisite knowledge and experience to lead and execute the formation of, or partner with, a consortium of entities to ultimately produce semiconductors in the USA (see joint venture agreement in exhibits).

Food Services:

The Company is contemplating a joint venture with a wholesale food preparation and sales company with FDA and USDA certifications. The Company, through a contemplated joint venture, will be able to secure SQF certification, which is the highest food services certification in the world. Ultimately, the joint venture plans to operate in Africa and the United States.  Food cooperatives based in Africa produce package foods which can be made available for sale in European and US markets through existing and newly formed distribution channels which currently include airports, cruise ships, convention centers and small catering events such as parties, to name a few.

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Fedwel Joint Venture –The Company is contemplating a joint venture with Fedwel, LLC, (“Fedwel”), is a wholesale food preparation and sales company with FDA and USDA certifications. Operating with no business revenue for more than a year, Fedwel faced a potential catastrophic ending to a more than 30-year Black owned business. However, due to opportunities in Africa, in the agricultural arena, the Company has identified businesses which can easily double their revenue with the expertise and relationships of Fedwel and the Company. Additionally, there are a few years left on the African Growth and Opportunity Act, (AGOA), a program of the United States government, designed to help African companies access the U. S. markets. Collectively, the Fedwel joint venture is a vehicle for taking advantage of that program. The Fedwel joint venture should, through the AGOA program alone significantly benefit the revenue flow to the Company, African businesses and Fedwel itself, sustained over the short and long term. With the consummation of the investment into this proposed joint venture, Fedwel should be able to recover some of the convention catering opportunities and increase its formerly growing contract food production. Except for this joint venture opportunity with the Company, Fedwel is very unlikely to succeed as an ongoing business, given the position of the bank from which existing financing has come to Fedwel. Since the bank that originally financed Fedwel, by regulation was not able to continue working with Fedwel, the Company is structuring a joint venture with Fedwel which will provide the funding necessary to exploit an opportunity which should show exponential financial growth given the new contract held by Fedwel with the Orlando Airport Authority and the AGOA opportunity. (see joint venture agreement in exhibits).

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Mining and Natural Resources:

The Company believes there are very few mines owned and operated at the management level by Black or Hispanic citizens globally.  It is believed, two of the major contributing factors to the dearth of involvement by Blacks and Hispanics in the mining and natural resources management sector can be addressed. Those two factors are financing and expertise. The Company and joint venture partner for this sector believe their mining, education and willingness to help bring new Blacks and Hispanics into the mining and natural resources sector can be mutually beneficial. Therefore, the agreement to create a joint venture is an attempt to involve more Blacks and Hispanics in the sector, while concurrently, bringing potential revenue from sectors historically monopolized by others. (The two paragraphs following are provided to why the company seeks to pursue mining and natural resources (including timber) as to why, with funding, this area of emphasis is one of our objectives and why, at least initially, the Company will contrate its efforts in two African countries.)

The 2021-2022 CIA World Factbook overview provides a brief summary of what African countries are the most promising in mining and natural resources. The focus of the Factbook was on two countries only in sub-Saharan Africa, namely Angola and the Democratic Republic of the Congo. These two countries provide a picture of where the population is, a median age of approximately sixteen-years-old and the natural resources that can contribute to a better quality of life for citizens of sub-Saharan Africa. Angola is endowed with petroleum, diamonds, iron ore, phosphates, feldspar, bauxite, uranium, and gold. The Democratic Republic of the Congo is endowed with cobalt, copper, niobium, tantalum, petroleum, industrial and gem diamonds, gold, silver, zinc, manganese, tin, uranium, coal, hydropower and timber.

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Africo American Joint Venture - The company has explored engaging predominantly white owned businesses interested in participating in the mission of the Company in both the U.S. and sub-Saharan Africa. A mining company, Africo American Incorporated of Kellogg Idaho, majority owned by white South Africans, has agreed to create a joint venture with the Company to economically contribute to racial harmony. The joint venture is expected to serve as the foundation for significant Black and Hispanic ownership in the USA and sub-Saharan Africa of the abundant mining and other natural resources that in the past, have not contributed significantly to a better quality of life for the previously disadvantaged. The joint venture is expected to include Canyon Silver mine in Kellogg, Idaho. The joint venture partners currently operate Klipwal Gold Mine in South Africa with twenty-six percent Black South African ownership. Ownership and expertise development of, and on behalf of, previously disadvantaged citizens at all levels of the natural resource chain has been negligible. The planned joint venture is expected to address this long term short coming. Peter Major, president of Africo American Incorporated, the contemplated joint venture partner, is uniquely qualified to assist in the implementation of the Company’s mission. Peter graduated from Montana School of Mines in 1981 and moved to South Africa in January 1982 to work for Harmony Gold Mine. He completed his South African Mine Manager's Certificate, earned an MBA from the University of Cape Town and worked as a consultant. He began his investment career with Allan Gray in 1989 as a Gold Mine Analyst. He then spent 10 years as Head of Mining & later Senior Fund Manager at Nedcor Investment Bank where he won 2 Raging Bull Awards. In 2001 he set up HBD Asset Management as CIO with Mark Shuttleworth, with assets of $530m and managed a return of 30% average. In 2006 Peter joined Cadiz where he was Director: Mining, focusing on Private Equity, Capital Raising and M & A activity in the Mining & Resources sector.

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HOWEVER, PROJECTS AND BUSINESS ACTIVITIES AS SUGGESTED HEREIN ARE INHERENTLY RISKY, AND THERE CAN BE NO ASSURANCE THAT THESE RISKS CAN BE MITIGATED TO THE EXTENT THAT LOSSES WILL NOT OCCUR, AND THERE CAN BE NO ASSURANCE THAT INVESTORS IN THIS OFFERING WILL NOT LOSE ALL OF THEIR INVESTMENT. POTENTIAL INVESTORS ARE ADVISED TO CONSULT THEIR OWN LEGAL AND ACCOUNTING COUNSEL AS TO THEIR SUITABILITY FOR INVESTMENT IN THE COMPANY. (SEE ‘RISK FACTORS.’)

MATRIX OF CONTRACTS AND AGREEMENTS IN EXISTENCE

Agreement Description	Effective Date	Current Status
Land America Holdings & Investment Group Joint Venture	August 22, 2022	Pending Funding
LL Burge & Associates Joint Venture Agreement	May 17, 2022	Pending Funding
Fedwel Joint Venture Agreement	August 17, 2022	Pending Funding
Sovereign Asset Management Joint Venture Agreement	August 22, 2022	Pending Funding
Blackstar Management Joint Venture Agreement	August 29, 2022	Pending Funding
Africo American Joint Venture Agreement	March 22, 2023	Pending Funding

Safe Harbor for Forward-looking Statements

Certain statements included in this MD&A constitute forward-looking statements, including those identified by the expressions anticipate, belief, plan, estimate, expect, intend, and similar expressions to the extent they relate to SIHI or its management. These forward-looking statements are not facts, promises or guarantees; rather, they reflect current expectations regarding future results or events. These forward-looking statements are subject to risks and uncertainties that could cause actual results, activities, performance or events to differ materially from current expectations. These include risks related to revenue growth, operating results, industry, products and litigation, as well as the matters discussed in SIH’s MD&A. Readers should not place undue reliance on any such forward-looking statements. SIH disclaims any obligation to publicly update or to revise any such statements to reflect any change in the Company’s expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with Social Investment Holdings, Inc. (“SIH”) financial statements for the years ended March 31, 2022, and 2021, and the notes thereto.

Overview

Social Investment Holdings, Inc. (“our”, “us”, “we”, “SIH” or the “Company”) was incorporated on January 31, 2017, in Florida.

Year Ended March 31, 2023, compared to the Year ended March 31, 2022

Revenue:

The Company has not generated any revenue since inception.

General and Administrative Expenses:

General and administrative expenses for the year ended March 31, 2023, were $85,192 compared to $1,404,841 for the year ended March 31, 2022. Professional fees were $31,808 compared to $1,282,846.

Interest Income and Interest Expense:

For the year ended March 31, 2023, we earned $34,303 interest income and accrued $326,150 of interest expense compared to $33,030 and $533,263 for the year ended March 31, 2022. The Company established a 100% reserve for the accrued interest in both years. For the year ended March 31, 2023, we recorded $223,535 in beneficial conversion feature discount amortization on new convertible notes payable compared to $388,332 for the year ended March 31, 2022.

Net Loss:

Net loss for the year ended March 31, 2023, was $451,942 compared to a net loss of $1,945,615 for the year ended March 31, 2022. In FY 2023, the decrease of our general and administrative expenses, principally $1,250,000 of professional fees, and approximately $165,000 in beneficial conversion feature discount amortization on new convertible notes payable was principally responsible for the decreased net loss in FY 2023 compared to FY 2022

LIQUIDITY AND CAPITAL RESOURCES

 Cash Flow Activities:

Our cash balance was $40,943 as of March 31, 2023, which was a decrease from $122,486 as of March 31, 2022. This $81,500 decrease was principally a result of an decrease in financing activities.

Financing Activities:

During the year ended March 31, 2023, we received proceeds of third-party debt of $25,750.

Liquidity and Going Concern:

For the year ended March 31, 2023, we sustained a net loss of $451,942, have an accumulated deficit of $3,517,162 and negative working capital of $2.7 million. These factors caused our auditors to include a going concern paragraph in their report.

Our negative working capital is composed of our 26 short-term Convertible Redeemable Promissory Notes from third parties and accrued expenses.

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PLAN OF OPERATIONS

To date, the Company's activities have been organizational and developmental. Significant time has been devoted to developing business relationships while identifying and evaluating potential projects and investment targets and raising capital.

Since its inception, the Company has operated solely by receiving loans for start-up and development. Some of these financial agreements may be considered related party transactions. (For details, see “Interest of Management and Others in Certain Transactions -- Related Party Financial Transactions” which is hereby incorporated by reference.)

 If the Company is not able to raise sufficient funds to implement its business plan, it is unlikely the Company will have the liquidity to remain a going concern.

Now, with the focus being expanded to include a strong focus on the need for Black and Brown businesses to have greater access to capital, the Company has chosen to serve in a catalytic role. In its role as a holding company, SIH is seeking to pool resources found in minority communities in the United States, countries in sub-Saharan Africa, Historic Black Colleges and Universities and corporate board rooms, among others, to contribute both intellectually and financially (see Our Business). The history of a majority Black owned company, Systems Management Associates, Inc., (SMA) formerly owned by the Company’s president provided a wealth of experiences on which the Company has built the model.  Founded a few years after the set-aside-program created by the Nixon administration, SMA created a holding company, created an airline, service station and other entities, to name a few. This history, demonstrated to the Company’s president, the potential for success for numerous companies with the availability of adequate investment capital.

After more than fifty years of the federal and other set-aside programs for minority owned companies created by the Nixon administration in the 1970’s many lessons have been learned. Typically, Black, and Hispanic owned businesses have gaps in their employee talent pool that go unfilled due to a lack of adequate capital. The Company intends to provide adequate capital and technical expertise to better assure the maximum potential for success of those businesses which enter joint ventures and perhaps other business relationships over time. Additionally, companies acquired over time through the sale of a majority stake in them to SIH will be able to develop to a point where it could exit wholly or partially with the Company through an IPO or other beneficial strategy. As Black and Hispanic companies begin to accept this model, the Company believes more previously disadvantaged businesses and communities will become more frequent users of this strategy (see Our Business).

The Company believes the joint ventures annotated in this filing, will demonstrate to Black and Hispanic businesses as well as respectively, their communities, the usefulness of pooling resources in the development of a minority led economic engine for developing communities.

Considering some of the opportunities for accessing capital since the George Floyd killing in May  2020, such as the two-hundred-fifty-million pledged by the NFL and NBA for economic development and the availability of approximately sixty-billion-dollars available from the United States government for developing countries, including in sub-Sahara Africa, the Company should be able to guide multiple Black and Hispanic communities and businesses to economic tools and models that should bring about economic success. The Company believes it will be able to utilize its domestic and international relationships and understanding of the assistance available for citizens of Africa and America, coupled with the programs sponsored by the United States government, to profitably operate initially through joint ventures and over time, from revenue, acquire majority ownership or merge with additional companies initially launched.

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The Company has been involved in organizational activities and researching potential businesses that could offer the greatest impact to the Black and Hispanic business communities since the more than 500 riots negatively impacted those businesses and neighborhoods in the summer of 2020.The Company has five preliminary joint venture agreements.

Therefore, The Company’s joint venture strategy should be considered as modular in form, that can be operational either individually or in unison, because its business plan delineates activities that can be implemented without receiving investment capital.

The 5 definitive joint venture agreements will be negotiated once the Company raises adequate funds. There will be specific operating plans and shareholder agreements with each joint venture, including conditions under which the joint ventures would be structured to expand when financially viable to do so. The funds contributed by the Company to the joint ventures are not expected to generate dividends. However, there are expected to be fees paid to the Company from the joint venture companies, once financial conditions allow. (See “The Business Model – Joint Ventures.”)

The Company, during its discussions with the intended joint ventures, recognized some of their current personnel had great instinct, passion, and requisite knowledge. However, some did not have formal training in their areas of responsibility. Additionally, some of the current staff of the intended joint ventures were performing additional tasks, including light marketing activities, based on their limited financial resources. Some of the existing staff of the intended joint ventures could possibly find, with a strengthened economy, employment elsewhere. Therefore, the Company intends to identify the skill sets of all joint venture employees (once adequate funding is available) and use this to create a skills matrix. With this, management believes it could create a curriculum and strategy for marketing, recruiting, and retaining key personnel during the first 12 months after adequate funds are raised for a given joint venture.

The Company has preliminarily assessed the viability of engaging with re-entry clients from state and federal detention facilities as well as athletes from colleges and universities who don’t go to the professional league in their sport.  The Company recognizes the difficulty in re-entering communities and earning a living wage with a detention record. The Company also recognizes the fall from grace some athletes feel when their dreams have not come through when expected. These two categories produce significant challenges. However, the Company believes a focus on these areas can produce tangible results for some of the potential contributors to Black economic development such as the NFL and NBA investments.

The businesses and services the Company anticipates pursuing depend heavily on the level of capital raised.  (See “Our Business.”)

GOVERNMENT REGULATIONS

Due to the variety of different business sectors that the Company is contemplating, management understands that there are different governmental regulations that could be applicable to the Company and/or its various joint ventures. The following are some of the types of regulations that the Company will have to operate under in these different sectors:

For the construction sector, the Company must meet the regulations for having a licensed general contractor as a qualifier for the Company. Additionally, the construction company must have workers compensation insurance for injury on the job or while operating company vehicles, if any. The construction company must also maintain general liability insurance and comply with the Federal Unemployment Tax Act and OSHA Regulations.

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If the Company enters the financial services sector as contemplated through a joint venture, the joint venture partner will be required to satisfy all laws, rules and any other requirement of FINRA or state regulators, prior to expending any funds. The Company and its joint venture partner will develop a thorough business plan, including input from national and state lawyers and bankers. They will be engaged by the Company to assure that both federal and state oversight can be satisfied by the Company.

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Indigenous Business Development could cause the Company to comply with rules in the various countries where joint ventures are created at varying stages of development. For example, in South Africa, a Black Economic Empowerment Law is a regulation that must be met by all companies operating in South Africa. In other countries, such as Angola, there is no strict requirement to follow any regulation for Black Economic Empowerment. (The Company, without coercion, will practice Black Economic Empowerment and indigenous business development in countries where there are no rules requiring that practice.)

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table reflects the names, ages and positions of the Company's executive officers and directors.

Name	Position	Ag	1st Elected	Term Expiration
Julius V. Jackson	President	75	N/A	N/A
John E. Oxendine	Chief Executive Officer and Chairman	78	2/05/2017	6/05/2024
Newall J. Daughtrey	Chief Financial Officer	74	N/A	N/A
N. Patrick Range Jr.	Director	43	2/05/2017	6/05/2024
Rhodes Robinson	Director	73	2/05/2017	6/05/2024
Timothy M. Lane	Director	73	2/05/2017	6/05/2024
Gordon G. Murdock	Director	68	2/05/2017	6/05/2024
Patricia J. Braynon	Director	68	2/05/2017	6/05/2024
Robert Curbelo	Director	58	2/05/2017	6/05/2024
Kenneth W. Timbrook	Sec./Treasurer and VP Business Development	54	N/A	N/A

JULIUS JACKSON, SR. – PRESIDENT

Mr. Jackson has been President of People Helping Each Other, Inc. since May 2010. He has been the Company’s key business development person since inception in January 2017. Mr. Jackson became an activist in 1964 as a 17-year-old, marching with Dr. King in Saint Augustine, Florida. As an activist with vision, Mr. Jackson has parlayed the benefits of a non-profit enterprise with the free market philosophy of a for-profit business. His activism led to his co-founding Ryan Millennium Group Inc. in November of 2014. Ryan Millennium Group, Inc. has multi-racial ownership and was created to bring about racial harmony in North America and Africa through multiple economic strategies. The histories of Millennium Group Worldwide, Inc., www.mgroupww.com and Ryan Inc., www.ryanfl.com, were perceived by their owners to be a perfect match for the task, and thus Ryan Millennium Group, Inc. was formed. Most recently, Mr. Jackson encouraged a group of like-minded individuals to establish a new business, Social Investment Holdings, Inc., to capitalize on one of the newest tools for helping small businesses from the Securities and Exchange Commission, Regulation A.

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Mr. Jackson’s professional career began at General Motors Corporation in 1968 as assistant to the plant chemist for two years. Between 1971 and 1974, he served with the Metro Dade Police Department. He earned a degree in criminal justice administration at Florida International University. After the Police Department, he worked in the County Manager’s office. Mr. Jackson left Miami-Dade County in 1976 to join a private Washington D.C. consulting firm, providing technical support to Florida, Mississippi and Alabama, under a contract with the National Institute on Drug Abuse. Thereafter, Mr. Jackson founded a consulting firm that ultimately had offices in London, Kinshasa, Zaire, Washington D.C., New Haven (Connecticut), and Miami, Florida. The firm procured national and international contracts with various U.S. government agencies, including the National Institute on Drug Abuse and the Department of Defense. He managed the development of over 10 training courses and course revisions published by the U.S. Government Printing Office (GPO). From 1985 to 1989, Mr. Jackson served on the Miami Dade County Housing Finance Authority, with emphasis on financing affordable housing. He left the authority and ultimately built housing for agencies as well as his own account. Mr. Jackson has developed sub-divisions in Atlanta, Georgia and Miami, Florida. Mr. Jackson’s International exposure led him to conduct housing development and business development workshops, to assist Black Businesses in South Africa in planning for collaboration to expand their capacity. He was engaged by the Archbishop of Cape Town, to bring Blacks in America to sub-Saharan Africa, to join forces and mutually benefit from the combined intellectual property and natural resource assets possessed by the two groups. This led to the establishment of the “Winds of Change” initiative, launched in 2012 in Addis Ababa at the World Economic Forum. He created a Solar Water Heater project to reduce the consumption of electricity in South Africa, a country currently experiencing a shortage of electricity. Today, Mr. Jackson is focused on providing leadership for the establishment of a faith-based economic initiative, Interfaith Americans for a Better America and Social Investment Holdings, Inc., to support the creation and establishment of businesses majority owned by previously disadvantaged groups and individuals in America, sub-Saharan Africa and Brazil.  He is also serving as a vice president of the Alliance of Blacks and Jews, Inc.

While ultimately unsuccessful in raising funds contemplated, under Mr. Jackson’s leadership, Millennium Group Worldwide, Inc., registered an offering under the Securities Act of 1933 with the Securities and Exchange Commission, being declared effective in January of 2009. He managed a contract for the world’s fourth largest diamond mine in Angola and is currently managing, for a non-profit organization, People Helping Each Other, Inc., www.pheoglobal.org, more than 2,00,000 acres of timber for harvesting in Africa and more than 1,000,000 acres for conservation.

Mr. Jackson has been a board member of the Greater Miami Chamber of Commerce, Miami-Dade Chamber of Commerce, Salvation Army and many civic and business organizations. He also served as President of the Northeast Florida Chapter of the National Association of Minority Contractors.

JOHN E. OXENDINE – Principle Executive Officer and CHAIRMAN

Mr. Oxendine has been an entrepreneur, operator, investor, and lender in the communications industry for over 30 years. In these positions, Mr. Oxendine has been responsible for selecting, investigating, performing due diligence, analyzing, structuring, negotiating, and closing on potential investments for the companies he has owned, operated, and served. He has provided portfolio management and administrative services to these companies, including monitoring the performance of their portfolio companies, developing exit strategies, and advising them regarding the disposition of investments. He is currently Chairman, President and CEO of Blackstar, LLC and Blackstar LP, both management companies which provide consulting and management services to the communications industry. Mr. Oxendine served as interim CEO and a member of the Board of Directors of Equity Media Holdings Corporation (“EM”) from June 2008 through January 2009. EM was a publicly held media company that divested its assets in April 2009. Mr. Oxendine served as Chairman, President and CEO of Blackstar Communications, Inc. (“BCI”), a company he formed in 1987 that acquired, owned, and successfully operated commercial television stations in the U.S. Mr. Oxendine formed BCI with an original investment of $100,000 in common equity and $5 million in preferred equity, and eventually bought 5 television stations at a cost of nearly $30 million.

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When the sale of all the stations was completed to USA Broadcasting, Inc., in 1998, the total sale value was $96 million, yielding a significant return on investment to the investment group which included Fox Television Stations Inc. (“FOX”) and Home Shopping Network, Inc. (“HSN”). From 1981-1995, Mr. Oxendine served as President and Chairman of the Board of Directors of Broadcap Capital, Inc. (“Broadcap”) and its then parent company, Broadcast Capital Fund, Inc. (“BCFI”). Broadcap and BCFI were companies that were mandated by their investors, large publicly held broadcast companies, to invest in minority-controlled communications businesses. Broadcap was essentially a lender of last resort to new minority entrepreneurs in the media industry. Additionally, as part of the mandate, Broadcap and BCFI provided managerial and financial training to over 3,000 radio and television industry professionals. As Chairman and President of Broadcap and BCFI, Mr. Oxendine oversaw the companies’ strategic development, management, capital raising efforts, portfolio-company monitoring and all investment decisions. Under his leadership, Broadcap and BCFI committed approximately $17 million to over 47 companies to acquire or construct broadcast properties, leveraging total capitalization in these companies to an amount of nearly $80 million. Included in the companies receiving funding and other support from Broadcap were eight Hispanic owned and operated entities, several of which were seeded by Broadcap’s investments and subsequently became significant companies in the Hispanic media industry. Mr. Oxendine served on the boards of directors of Paxson Communications Corporation, a large publicly held media company, and Lockhart Companies Incorporated, primarily a real estate company.

He served in the U.S. Marine Corps on active duty from July 1967 to December 1968 and in the active reserve from December 1968 to July 1973. Mr. Oxendine earned an M.B.A. from Harvard University, Graduate School of Business in 1971. He received a B.A. in Political Science and Sociology from Hunter College in 1965. He has a working knowledge of Spanish and French, and some familiarity with Russian. Mr. Oxendine has written several articles on venture capital and media investing that have been published in the Bar Association Law Journal, Duke University Law Review, Journal of Minority Business Finance and Sound Management.

NEWALL J. DAUGHTREY - PRINCIPAL FINANCIAL OFFICER

Mr. Daughtrey has agreed to join the Company as Chief Financial Officer once the Company reaches the minimum Offering. Mr. Daughtrey is currently the chairman of a consulting firm (Newall J. Daughtrey & Associates) offering services in business/economic development and municipal management. As City Manager of Belle Glade, Florida, Mr. Daughtrey was instrumental in updating that city’s ordinances and getting the City Commission to approve the first rate increase for the water and sewer enterprise since 1999.  As City Manager of Opa-Locka from 2000-2002, 1994-1995 and 1979-1982, his responsibilities included supervision of the following departments: Police, Finance, Parks and Recreation, Library, Water and Sewer, Public Works, Sanitation, Building Licenses and Code Enforcement. Managing 175 employees with a budget of $23 Million, Mr. Daughtrey was successful in securing a $2.1 Million grant from the State of Florida to develop a storm-water utility master plan, a $10 million grant from FEMA and the State of Florida to clean out the City’s canals and getting the City Commission to approve $40 Million in a Special Assessment for capital improvements for the City. For 10 years Mr. Daughtrey served as President and Executive Director of The Business Assistance Center founded to create and expand Black-owned business. His efforts created a business incubator for 71 firms, loaned and invested over $11 million to 124 Black owned firms and, upon becoming a 301(d) licensee, was approved to issue $5 million in capital stock (Class A) and up to $20 million in Subordinated Stock (Class B). Over the last 30 years, Mr. Daughtrey’s experience in city governing has led to community redevelopment and revitalization projects to include the creation of the Business Assistance Center, a Black owned bank (People National Bank), a black controlled credit union and a Job Assistance Project creating over 36,000 jobs in non-subsidized jobs over a five-year period. Professional Affiliations include Vice-President Miami-Dade County and City Manager Association, member of the Florida City and County Manager Association, the International city Manager Association, the American Society for Public Administration, Greater Miami Chamber of Commerce, and former Vice-Chairman, Board of Trustees Miami-Dade Community College and Board of Governors of Greater Miami Chamber of Commerce.

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TIMOTHY M. LANE - DIRECTOR

Mr. Lane is the CEO of Everest Advisors, Inc. He is also Co-Founder of The Afghanistan Reconstruction Company, LLC. In this capacity, he established the first privately owned bank in Afghanistan in partnership with Asian Development Bank and ING. In Afghanistan, Mr. Lane was also responsible for: rebuilding a significant portion of the Kabul-Kandahar road for USAID; successfully completing the new US Embassy complex in Kabul; and forming a successful partnership to build, own and operate the first 4-star hotel in the region, Hyatt Regency Kabul. He is an experienced private equity investor having made early-stage investments in a number of companies that have enjoyed successful IPO’s: iManage, Inc., CyberSource Corporation, Beyond Corporation, Radcom Ltd., Media-Metric Inc. Starting in 1981, Mr. Lane was on a fast-track career path with PepsiCo, Inc. where he spent 16 years in various senior management positions. These included CFO, Frito Lay International; CFO, Pepsi-Cola International; and CFO, Kentucky Fried Chicken Worldwide. Lastly, as CEO, PepsiCo Restaurants International he led KFC and Pizza Hut to positions of dominance throughout China, the rest of Asia and the Middle East. Later he was recruited by Bass PLC to become Chairman and CEO of Holiday Inn Worldwide.

N. PATRICK RANGE II - DIRECTOR

Mr. Range is currently a sole practitioner in the areas of land-use, environmental, estate planning and probate law. He has been a member of the Virginia Key Beach Park Trust Board since 2007. Mr. Range is the grandson of the late Mrs. M. Athalie Range, the founding chair of the Virginia Key Beach Park Trust and the first African American Commissioner in the City of Miami. He has been a practicing attorney in the State of Florida since October 2002. From August 2004 to late 2007, Mr. Range practiced environmental law at Greenberg Traurig, P.A., a multi-national law firm with over 1,700 attorneys. From October 2002 to August 2004, Mr. Range practiced government and land-use law as a legislative aide for then Commissioner Johnny L. Winton of the City of Miami. During this span of time, the City of Miami and Miami-Dade County experienced an unprecedented real estate and construction boom. He remains an integral part of the development of Miami-Dade County. During his career as an attorney, Mr. Range has represented numerous developers and development entities before various municipalities in Miami-Dade County. He has also represented clients before Miami-Dade County, City of Miami, City of Sunny Isles Beach, City of Miami Beach, and the City of Opa Locka, among others. Mr. Range is also a third-generation operator/manager of Range Funeral Home since 2008. He received an Associate of Arts degree in Mortuary Science from Miami-Dade College in 2009. He received a Bachelor of Arts degree in Political Science, cum laude from Morehouse College in 1999. He also received both a Juris Doctorate degree (2002) and a Master of Laws degree in Real Property Development from the University of Miami School of Law in 2004. Mr. Range is a proud member of The Florida Bar and Alpha Phi Alpha Fraternity, Inc. among many other affiliations.

PATRICIA J. BRAYNON - DIRECTOR

Mrs. Braynon was the executive director of the Miami-Dade Housing Finance Authority. She was responsible for the overall administration of the authority’s bond issuance activities and management of a $1.5 billion loan portfolio, and was responsible for staff supervision, budget preparation, fiscal management, and implementing policy directives. Under Ms. Braynon’s guidance, the authority created a Deep Subsidy Program that pools sources of financing and blends interest rates to reduce overall costs for borrowers. Until the recent hire of its own Chief Executive, Ms. Braynon acted as CEO of the Miami-Dade Affordable Housing Foundation, Inc., where she continues to serve on the Board of Directors. For two years, in 1996 to 1997, Mrs. Braynon served as one of five assistant county managers with the Miami-Dade County Municipal Government which employs over 36,000 people. Her areas of responsibility included the management and oversight of eleven departments of approximately 3,300 employees with combined budgets in excess of $200 million. In addition, she has over 30 years’ experience in private and public sector housing finance and mortgage lending. In retirement, Ms. Braynon maintains her commitment to the community as she serves as the Chairperson of the Black Archives and Historic Lyric Theater in Miami, FL. Ms. Braynon earned a Bachelor of Science in Business Administration from Tuskegee University, Tuskegee, Alabama.

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ROBERT CURBELO - DIRECTOR

In 1985, Roberto Curbelo Jr. started his professional construction management career working for one of the largest construction management companies in the U.S., Morse Diesel International Inc., which was later acquired in 2000 by AMEC Construction Management Inc., a $1 billion U.K. company.  Mr. Curbelo has over thirty years of real estate development and construction management experience in the South Florida market, having worked for preeminent real estate developers such as the Codina Group, aka Codina Bush Klein, the DACRA Companies, BHI LLC, a subsidiary of Breakstone Homes Inc. and a construction company, OHL/Tower Group. During his career, Mr. Curbelo managed the construction of the Dolphin Mall site, the Miami Children’s Museum, CAC Medical Office Building, Midtown Garage & Retail Block, and Telephonica USA, just to name a few noteworthy projects in Miami Dade County. Mr. Curbelo has built projects in all construction sectors, i.e., restaurants, industrial (warehouses), infrastructure, office, commercial interiors, residential, commercial renovation, historic remodeling, retail, and hospitality. He was Vice President of Design and Construction and the licensed qualifier for Cohen Brothers Construction Company from 2008 to 2013 where he managed $20M of interior remodeling in an operating high end show room and office environment.

Mr. Curbelo holds a Bachelor of Science Degree in Civil Engineering, a Bachelor of Science Degree in Architectural Engineering from the University of Miami, and a Master’s in Business Administration (MBA) from the University of Florida.  He is a State of Florida certified general contractor from 1986 and a Florida Real Estate Broker from 1987.

Presently, Mr. Curbelo is working as Senior Project Manager of Design/Construction for Flagler Real Estate Development Inc., a subsidiary of Florida East Coast Industries, wholly owned by Fortress Investment Group, developing Class A warehouse facilities in a corporate park setting.

GORDON G. MURDOCK - DIRECTOR

Mr. Murdock has experience in manufacturing, international business and experience working for a publicly traded company. Mr. Murdock previously worked at Goodyear Tire & Rubber Holdings (Pty) Limited where he was the Managing Director responsible for all Goodyear’s operations in sub-Saharan Africa. He held this position from 2001 until his retirement in 2006, during which time he was responsible for a budget of over $500 million and 5,000 employees. From 1999 to 2001, Mr. Murdock was also the Director of Manufacturing Operations for the East European, Middle East and Africa. He has integrally been responsible for the complete manufacturing procedures in all five countries for Goodyear. His responsibilities extended to Product Planning and the finished quality of the products. Additionally, he was responsible for identifying and developing new Manufacturing opportunities in Russia. Before that, from 1994 through 1999, he was the Plant Manager of Goodyear’s tire manufacturing plant in Lawton, Oklahoma. At the time, the plant was Goodyear’s largest and most productive manufacturing facility and he supervised over 2,400 employees. Between 1979 and 1994, he worked his way up through Goodyear holding various positions in Quality Assurance, Technical Service and Manufacturing. Mr. Murdock graduated from the United States Military Academy in 1973 with a B.Sc. in Engineering and was a Commissioned Officer of the U.S. Army until 1979. He is fluent in Italian, German, Spanish, French, Russian and Afrikaans. Subsequent to receiving his degree in engineering, and while working for Goodyear, he achieved a M.S. in Applied Mathematics at Case Western Reserve University in 1982 and he gained an MBA from the University of Akron in Corporate Finance in 1983.

ISAAC RHODES ROBINSON, JR. - DIRECTOR

Mr. Robinson is the former founder, President and CEO of Environmental Services, Inc. located in Jacksonville, Florida. He is a Certified Environmental Professional and a Professional Wetland Scientist with academic experience and training in wildlife management, wildlife field studies, wetland ecology, coastal ecology, mitigation banking, vertebrate biology, vertebrate taxonomy, botany, and ecosystem ecology. As CEO of a 70-person firm, Mr. Robinson is involved with large-scale planning and permitting and is recognized for implementing innovative approaches and solutions to environmental issues and resolution of disputes. He also has had significant training in systematic botany including taxonomy of the grasses, rushes, and sedges, and general ecology with emphasis on coastal ecology. He has been involved with wetland studies on several million acres of land and has extensive experience in coordination with regulatory agencies, site analysis, development planning, and as an expert witness. Mr. Robinson provides corporate quality control supervision, project management, and technical support for all company resource analysis projects. Mr. Robinson is particularly experienced in wetlands and endangered species ecology. He has prepared text for numerous projects, and his responsibilities extend into literature review and synthesis, biotic community mapping, aerial photograph interpretation, editing, and public agency contacts. He has performed field and writing tasks and has served in various leadership roles for numerous impact assessments of airport, highway, commercial, and residential development; evaluation and mitigation of impacts of various activities in wetland areas; natural resource inventory; projects as large as 125,000 acres; time-critical field water quality surveys; analysis of water quality data; environmental impact assessment of operation of military installations; master planning for water resources projects; environmental assessment for major industrial development; wetland mitigation banks in Florida, Georgia, South Carolina, and North Carolina; hazardous and toxic materials audits; and analysis for numerous Developments of Regional Impact (DRI's) in Florida. Mr. Robinson has a M. S. in Wildlife Biology from North Carolina State University (1977), B. S. in Wildlife Biology North Carolina State University (1970) and a B. S. in Textile Technology North Carolina State University (1970). Mr. Robinson has served as Chairman of Society of Wetland Scientists Ways and Means Committee, Past President and Committee Chair for the Society of Wetland Scientists Professional Certification Program and Past Board of Director for the Northeast Florida Builders Association.

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ITEM 4. SECURITY OWNERSHIP BY BENEFICIAL OWNERS AND MANAGEMENT

Directors, Officers & Founders (1)(2)	No. Shares Prior to Offering	% at $2MM	% at $12MM	% at $25MM	Current % of Common
Julius Jackson	5,893,455	76.54%	67.74%	58.93%	78.58%
Patrick Range	10,417	0.14%	0.12%	0.10%	0.14%
Gordon Murdock	31,250	0.41%	0.36%	0.31%	0.42%
Robert Curbelo	4,167	0.05%	0.05%	0.04%	0.06%
Patricia Braynon	833	0.01%	0.01%	0.01%	0.01%
Kenneth Timbrook	191,083	2.48%	2.20%	1.91%	2.55%
John Oxendine	35000	0.45%	0.40%	0.35%	0.47%
Rhodes Robinson	148,500	1.93%	1.71%	1.49%	1.98%
Sub-Total	6,314,705	82.01%	72.58%	63.15%	84.20%
Other Shareholders	1,185,295	15.39%	13.62%	11.85%	15.80%
Total	7,500,000	97.40%	86.21%	75.00%	100.00%

The following table summarizes certain information with respect to the beneficial ownership of the Company's Shares, immediately prior to and after this Offering:

(1)	The address of such enumerated beneficial owners and management is that of the Company, 5727 N.W. 17th Avenue, Miami, Florida 33142.

(2)	Reflects only persons in the indicated categories who own shares in the Company.

(3)

Julius Jackson., President of the Company, has voting authority for Son Spirit Holdings, Inc., 5727 N.W. 17th Ave. Miami, Florida 33142. Son Spirits Holdings owns 5,748,833 Shares or 76.65% of the Company. Accordingly, he is deemed to have “beneficial ownership” in SIH.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Robert Curbelo, currently a director of the Company, is expected to be appointed project manager for a real estate development and construction contract contemplated by the Company. Mr. Curbelo will be paid at market rates for his service to and for the Company.

William H. Ryan is the majority owner of Ryan Millennium Group which owns 5% of the founder shares of the Company and Mr. Ryan has made loans to the Company. The amount currently outstanding is $360,000 as of March 31, 2022. (See “Related Party Financial Transactions” below.) Julius Jackson and Kenneth Timbrook are owners of African Business Holdings which has a minority ownership stake in Ryan Millennium Group. Ryan Millennium Group is an intended joint venture partner of the Company if adequate funding is raised in the Offering.

Kenneth Timbrook had voting authority for T3 Business Solutions, Inc. (“T3”) which previously owned a majority of the founder shares of the Company and Mr. Timbrook serves as Corporate Secretary, Treasurer and V.P. of Business Development for the Company. Due to possible tax implications to the owners of T3, the stock in the Company originally owned by T3 was sold to Son Spirit Holdings, Inc. for consideration, effective February 16, 2018, in a privately negotiated transaction. Such private sale did not (and does not) have any material effect on the Company or its operations, among other reasons because the same 3 family trusts were the beneficial owner of the former T3 and are now the beneficial owners of Son Spirits Holdings, Inc. As footnoted in the ownership table above, Son Spirit Holdings, Inc. owns 76% of the Company’s currently outstanding shares, an amount to be reduced dramatically if the $25,000,000 maximum raise is achieved.

John Oxendine and Tina Jonas (the former Executive Chairman) were gifted 35,000 shares each as officers, from T3’s original founder shares (now owned by Son Spirit Holdings), for their services to the Company. These shares reduced Son Spirit Holdings’ ownership in the Company by 70,000 shares, to 5,748,833 shares. Mr. Oxendine continues to perform officer duties for SIH without compensation.

RELATED PARTY FINANCIAL TRANSACTIONS

Tim Pappas (Former Director) and Wills Ryan (Shareholder) have made loans to the Company (see Financials – Related Party Transactions) and were granted founder shares in Social Investment Holdings prior to this Offering. African Business Holdings and People Helping Each Other have received loans from SIH and SIH has received a loan from African Business Holdings. The following financial agreements may be considered related party transactions:

SHORT TERM LOANS

African Business Holdings, Inc. (“ABH”):

ABH is a company that is majority controlled by Kenneth Timbrook and Julius Jackson, also principals of the Company, and is a party to a Joint Venture with the Company contingent upon funding. These are the transactions between the cited parties:

Since inception of SIHI, through March 31, 2022, ABH has received $209,500 on a Line of Credit which carries a 10% rate of interest.

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People Helping Each Other (“PHEO”):

PHEO and the Company formerly had certain common director(s) (Messrs. Jackson, Oxendine and Loans to PHEO are for fees and expenses associated with timber holdings development in the DRC (“DRC: These are the transactions between the cited parties:

Since inception of SIHI, through March 31, 2022, PHEO has received $162,500 in four short-term loans and repaid $41,380 of these loans. These loans carry a 10% rate of interest.

Redeemable Convertible Promissory Notes

The Company, in privately negotiated exempt transactions, issued promissory notes that are convertible into Company common stock at a 60% discount to the then current market price of the Company common stock (the date a function of when the Company receives a conversion notice from the lender) and each carries an interest rate of 10%.  In the event of default, the default interest rate becomes 15% and the default conversion rate becomes a 65% discount to the then current market price (again, when the Company receives a conversion notice from the lender) of Company common stock. (See “Financials - Convertible Redeemable Promissory Notes.”) These are the transactions between the cited parties, each on the foregoing terms:

Tim Pappas, former Director:

In March 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $35,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In April 2017, SIH issued a redeemable convertible promissory note to Tim Pappas in the amount of $8,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In May 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $32,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In June 2017, SIH issued two redeemable convertible promissory notes to Tim Pappas in the amounts of $32,700 and $56,000 and respectively mature on December 31, 2023, and carry a 10% rate of interest payable at maturity.

In October 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $5,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In December 2017, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $5,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In January 2018, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $5,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In November 2018, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $8,300 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

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In December 2018, SIH issued a redeemable convertible promissory note to Tim Pappas for the amount of $7,500 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In April 2019, SIH issued two redeemable convertible promissory notes to Tim Pappas in the amounts of $15,000 and $10,000 and respectively mature on December 31, 2023 and carry a 10% rate of interest payable at maturity.

Wills Ryan – Founding Shareholder/Ryan Millennium Joint Venture

In March 2017, SIH issued a redeemable convertible promissory note to Mr. Ryan, an SIH founding shareholder and party to the Ryan Millennium joint venture, in the amount of $35,000 and matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In June 2017, SIH issued a redeemable convertible promissory note with Mr. Ryan, an SIH founding shareholder and party to the Ryan Millennium joint venture, in the amount of $50,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In April 2019, SIH issued a redeemable convertible promissory note with Mr. Ryan, an SIH founding shareholder and party to the Ryan Millennium joint venture, in the amount of $10,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In April 2021, SIH issued a redeemable convertible promissory note with Mr. Ryan, an SIH founding shareholder and party to the Ryan Millennium joint venture, in the amount of $125,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

In September 2021, SIH issued a redeemable convertible promissory note with Mr. Ryan, an SIH founding shareholder and party to the Ryan Millennium joint venture, in the amount of $125,000 that matures on December 31, 2023, and carries a 10% rate of interest payable at maturity.

Given the multiple relationships outlined above, the actions by the Company should be viewed in other than an arms-length manner. In the future, all contracts will be put out for competitive bid. Any contracts on which a Board member of any other related party might enter a bid will be awarded on the basis of the lowest credible bid and the related party will not have any decision-making authority in such an award.

The Company may enter into transactions with its affiliates in the future. In that context, the Company will require any director or officer who has a pecuniary interest in a matter being considered to excuse himself or herself from any negotiations. In any event, subsequent to funding, any debt instruments of the Company in the future are expected generally to prohibit the Company from entering into any such affiliate transaction on other than arm’s-length terms. In addition, a majority of the Board is (and must continue to be) independent of the Company. In turn, commencing immediately, a majority of the independent Board of Directors members (defined as having no pecuniary interest in the transaction under consideration) will be required to approve all such matters. Moreover, subsequent to funding under this Offering the Company intends to seek additional independent directors to be added to the Board.

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ITEM 6. OTHER INFORMATION

Employees

Initially, only Julius Jackson Sr. and Kenneth W. Timbrook will work full-time. The remaining executive staff will be hired as funding is achieved. As additional funds become available and plans are scaled up, the remaining staff will be hired.

Property

The Company has two rented office locations, one at 5727 N.W. 17 Ave., Miami, Florida 33142 and a second located at 2103 Coral Way, Miami, Florida 33145. The combined space is 500 sq. ft. office space at cost of $500 per month, including electricity. Also included is the use of a reception area, eight fully furnished individual offices, a kitchen/break room, a fully furnished conference room with audio/video, bathrooms, phone system and parking for two cars.

Litigation

There has not been any material civil, administrative, or criminal proceedings concluded, pending or on appeal against the Company or its affiliates.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Employment Date	Proposed Annual Salary ($)	Other Annual Compensation
Julius Jackson, Sr.	TBD	125,000	N/A
Kenneth Timbrook	TBD	125,000	N/A
John Oxendine	TBD	150,000	N/A

To date, no compensation (salaries or any bonus) has been provided to any of the named executives, listed in the table immediately above, except for the securities provided for under the section “Security Ownership of Certain Beneficial Owners and Management” below. All discussions in this table and section refer to compensation that will begin only if the minimum Offering is achieved.

Compensation to outside board members will be at $1,000 per meeting, plus travel and incidental expenses. There will be no compensation to board members employed by the Company or any of its affiliates unless serving as an officer or in a consulting capacity. The Company intends to secure directors and officers insurance (also referred to as “D&O Insurance”) if the minimum is achieved from this Offering.

It is intended that there will be no reimbursements during the development period of the Company. However, once cash flow is available to adequately cover any accrued amounts, they will be paid. It is intended that the difference between the full compensation level and what is paid will be accrued and ultimately paid when funds are available.

22

ITEM 7. FINANCIALS

SOCIAL INVESTMENT HOLDINGS

AUDITED FINANCIALS

March 31, 2023 and 2022

23

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Social Investment Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Social Investment Holdings, Inc. (the Company) as of March 31, 2023, and the related statements of operations, stockholders’ equity, and cash flows for the period then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred recurring operating losses, has negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments result from the outcome of this uncertainty. Our opinion has not changed as a result of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Bolko & Company

We have served as the Company’s auditor since 2023.

Boca Raton, Florida

September 17, 2023

F-2

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Social Investment Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Social Investment Holdings, Inc. as of March 31, 2022, the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2022

Lakewood, CO

December 1, 2022

F-3

SOCIAL INVESTMENT HOLDINGS, INC.

Balance Sheets

	March 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	$40,943	$122,486
Prepaid expenses and other assets	47,000	47,000

Total current assets	87,943	169,486

FIXED ASSETS
Land	288,950	288,950

Total fixed assets	288,950	288,950

Total Assets	$376,893	$458,436

LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$1,238,500	$1,220,000
Convertible notes payable and accrued interest, net of discount	1,143,323	1,056,033
Convertible line of credit and accrued interest, net of discount	389,362	150,502

Total current liabilities	2,771,185	2,426,535

Total Liabilities	2,771,185	2,426,535

Commitments and contingencies

STOCKHOLDER’S (DEFICIT) EQUITY
Common stock, $0.0001 par value, authorized 100,000,000 shares; 7,500,000 issued and outstanding	750	750
Additional paid-in capital	1,122,120	1,096,371
Accumulated deficit	(3,517,162)	(3,065,220)

Total stockholders’ (deficit) equity	(2,394,292)	(1,968,099)

Total Liabilities and Stockholder’s (Deficit) Equity	$376,893	$458,436

F-4

SOCIAL INVESTMENT HOLDINGS, INC.

Statement of Operations

For the Year Ended March 31,

	2023	2022

REVENUES	$-	$-

OPERATING EXPENSES:
General and administrative expenses	32,802	62,366
Salaries	20,582	59,629
Professional fees	31,808	1,282,846

Total expenses	85,192	1,404,841

OTHER (INCOME) EXPENSE
Interest income	(34,303)	(33,030)
Interest expense	326,150	533,263
Reserve for bad debt	74,903	40,541

Total other (income) expense	366,750	540,774

Net loss before income taxes	(451,942)	(1,945,615)
Income taxes	-	-

Net loss	$(451,942)	$(1,945,615)

Net loss per weighted average common share	($0.06)	($0.26)

Number of weighted average common shares outstanding	7,500,000	7,500,000

F-5

SOCIAL INVESTMENT HOLDINGS, INC.

 Statement of Stockholders’ Equity (Deficit)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

BALANCE, April 1, 2021	7,500,000	$750	$520,180	$(1,119,605)	$(598,675)
Beneficial conversion rights in connection with issuance of convertible notes	-	-	576,191	-	576,191
Net loss	-	-	-	(1,945,615)	(1,945,615)

Balance, March 31, 2022	7,500,000	750	1,096,371	(3,065,220)	(1,968,099)

Beneficial conversion rights in connection with issuance of convertible notes	-	-	25,749	-	25,749
Net loss	-	-	-	(451,942)	(451,942)

Balance, March 31, 2023	7,500,000	$750	$1,122,120	$(3,517,162)	$(2,394,292)

F-6

SOCIAL INVESTMENT HOLDINGS, INC.

Statement of Cash Flows

For the Year Ended March 31,

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(451,942)	$(1,945,615)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	223,535	388,332
Reserve for bad debt	74,903	40,541
Changes in operating assets and liabilities
(Increase) in accrued interest receivable	(34,303)	(33,030)
Increase in accounts payable and accrued expenses	18,500	1,200,000
Increase in accrued interest payable	102,614	144,931

Net cash used in operating activities	(66,693)	(204,841)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposit towards purchase of property	-	47,450
Loans and advances to related party	-	(2,510)
Purchase of real property	-	(288,950)
Advances on line of credit to related party	(40,600)	(5,000)

Net cash used in investing activities	(40,600)	(249,010)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans and advances from third party	25,750	576,190

Net cash provided by financing activities	25,750	576,190

Net (decrease) increase in cash	(81,543)	122,339

CASH,beginning of period	122,486	147

CASH,end of period	$40,943	$122,486
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Taxes	$-	$-

F-7

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -  NATURE OF OPERATIONS

Social Investments Holdings, Inc. (“SIH” or “we”) is a Florida chartered corporation which conducts business from its headquarters in Miami, Florida. We intend to enter into various joint ventures, principally with minority owned businesses. We were incorporated on January 31, 2017, and have elected March 31 as our fiscal year end.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation The accompanying condensed financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Certain comparative period items have been reclassified to conform with the current period presentation.

(b) Use of Estimates  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents  For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.  We had no financial instruments that qualified as cash equivalents at March 31, 2023 or 2022.

(d) Receivables and Allowance for Doubtful Accounts The company evaluates the collectability of our loans and line of credit receivables based on a combination of factors.  Collection risks are mitigated by ongoing credit evaluation of the debtors; and the frequent contact by us with our debtors enables us to monitor changes in business operations and to respond accordingly. Allowances for doubtful accounts are recognized based on the length of time the receivables are outstanding, the current business environment and historical experience.

( e) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method.  Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

(f) Financial Instruments and Fair Value Measurements  ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of the Company’s current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short-term maturities of these instruments.

FASB ASC 820 “Fair Value Measurement” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

F-8

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Financial Instruments and Fair Value Measurements, continued

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(g) Related Party Transactions  All transactions with related parties are in the normal course of operations and are measured at the exchange amount.

(h) Revenue Recognition  The Company adopted Accounting Standards Codification, (“ASC”), 606, “Revenue from Contracts with Customer” on January 1, 2018. This revenue recognition standard has a five step process: a) Determine whether a contract exists; b) Identify the performance obligations; c) Determine the transaction price; d) Allocate the transaction price; e) Recognize revenue when (or as) performance obligations are satisfied. The Company’s financial statements are prepared under the accrual method of accounting. Revenues will be recognized when pervasive evidence of an arrangement exists, services have been rendered (product delivered), the sales price is fixed or determinable, and collectability is reasonably assured. This occurs only when the product(s) is ordered and subsequently delivered.

(i) Income Taxes  Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income, and between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of March 31, 2023, the tax years 2022, 2021, 2020, 2019, 2018 and 2017 for the Company remains open for IRS audit. The Company has received no notice of audit or any notifications from the IRS for any of the open tax years.

(j) Net loss per share  Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the Company.  Diluted loss per share  is computed by dividing the loss available to stockholders  by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless consideration of such dilutive potential shares would result in anti-dilution. There were no dilutive common stock equivalents for the years ended March 31, 2023 and 2022.

(k) Recent Accounting Pronouncements The Company has considered recent accounting pronouncements during the preparation of these financial statements.

F-9

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s financial position and operating results raise substantial doubt about the Company’s ability to continue as a going concern, as reflected by the net loss of approximately $.45 million, accumulated deficit of approximately $3.5 million through March 31, 2023, and a deficiency in working capital of approximately $2.25 million at March 31, 2023. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.  The Company is currently seeking additional capital to allow it to grow its operations

(4) SHORT TERM ADVANCES TO RELATED PARTY

During the year ended March 31, 2022, the Company advanced $2,510 to a related party with no stated interest rate or maturity. $5,472 remains outstanding at March 31, 2023

(5) LONG TERM LINE OF CREDIT TO RELATED PARTY

Since inception SIH has provided a short-term line of credit facility (“Line”) to a related party. This Line carries a 10% interest rate on amounts drawn and had a maturity of December 31, 2017. The maturity date has been extended to December 31, 2023.In the year ended March 31, 2023, SIH advanced $40,600 on this line. At March 31, 2023, the balance outstanding was $250,100, with accrued interest of $111,795.

(6) FIXED ASSETS

 On June 6. 2017, SIH entered into an amended agreement to acquire a historic landmark property located in Cedar Key, FL. The Company intends to form a new entity wholly owned to establish and operate a “bed and breakfast” on this property. On April 21, 2021, the company closed on the $288,950 purchase of this property.

(7) SHORT TERM LOANS TO RELATED PARTY

The Company has four notes receivable from a single related party. These notes carry a 10% interest rate and the maturities have been extended to December 31, 2023. At March 31, 2022, the principal amounts outstanding are $18,620, $22,500, $62,000 and $18,000, with accrued interest of $22,079, $13,713, $35,621 and $17,711.

(8) CONVERTIBLE REDEEMABLE PROMISSORY NOTES

The Company has issued 25 Convertible Redeemable Notes with seven third parties for a total of $815,500which carry a 10% rate of interest. The notes are convertible into shares of our common stock at a 60% discount to the trading price of the then quoted market price of the common stock at the time of conversion. 13 of these notes from have original or extended maturity dates of  December 31, 2022 to September 1, 2023. 12 of these notes for a total of $218,700 from one holder have an extended maturity date of December 31, 2023.

In the event of default, the default interest rate becomes 15% and the default conversion rate becomes a 65% discount to the trading price of the quoted market price of the common stock.

At March 31, 2023, accrued interest totals $337,368.

F-10

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(8) CONVERTIBLE REDEEMABLE PROMISSORY NOTES, continued

Because there was no market price for our common stock on the date of the note issuances, we recognized a beneficial conversion feature of $815,500 as a discount on the notes. The discount was being amortized as additional interest over the life of the note. At March 31, 2023, the unamortized discount is $11,821.

We evaluated the conversion features embedded in the notes payable described above for derivative accounting in accordance with ASC 815-40, Derivatives and Hedging embedded in the notes payable for derivative accounting in accordance with the criteria for classification within shareholders’ equity.

During the year ended March 31, 2022, SIH issued four of the 25 Convertible Redeemable Notes with third parties for a total of $325,000.

(9) CONVERTIBLE REDEEMABLE LINE OF CREDIT

During the year ended March 31, 2022, SIH received a Convertible Redeemable Line of Credit from a single third party in the total face amount of $330,000. The line of credit carries an 18% interest rate and a maturity of December 31, 2023. As of March 31, 2023, SIH has drawn $299,870 on this line of credit. At March 31, 2023, $89,492 interest has been accrued.

Because there was no market price for our common stock on the date of the note issuances, we recognized a beneficial conversion feature of 299,870 as a discount on the notes. The discount was being amortized as additional interest over the life of the note. At March 31, 2023, the unamortized discount is $0.

We evaluated the conversion features embedded in the notes payable described above for derivative accounting in accordance with ASC 815-40, Derivatives and Hedging embedded in the notes payable for derivative accounting in accordance with the criteria for classification within shareholders’ equity.

(10)  RELATED PARTY TRANSACTIONS

a) Short term line of credit and loans to related parties  We have provided loans, advances and a credit facility to related parties. See Notes (4), (5) and (6).

(11) INCOME TAXES

 We recognize deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of our assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax (benefit)  provision related to continuing operations are as follows at March 31:

	2023	2022
Current (benefit) expense	$-	$-
Deferred tax (benefit)	-	-
Total (benefit) expense for income taxes	$-	$-

The Company's effective income tax  (benefit) expense differs from the statutory federal income tax rate of 35% as follows at March 31 as follows:

F-11

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(11) INCOME TAXES, continued

	2023	2022
Tax (benefit) provision on net income before income taxes	-14.17%	-14.17%
Effect of state taxes (net of federal effects)	-5.50%	-5.50%
Increase in valuation allowance	19.67%	19.67%
Net tax provision	0.00%	0.00%

We record a valuation allowance to reduce deferred tax assets if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

In accordance with the provisions of ASC 740: Income Taxes, we record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At March 31, 2018 and 2017, we have no liabilities for uncertain tax positions. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(12) STOCKHOLDERS EQUITY

At March 31, 2023 and 2022,, we have 100,000,000 shares of par value $0.0001 common stock authorized and 7,500,000 issued and outstanding.

(13)  FINANCIAL INSTRUMENTS

(a) Currency Risk We expect to be exposed to currency risk on its joint venture investments denominated in currencies other than the U.S. dollar. We expect to actively manage these risks by adjusting its pricing to reflect currency fluctuations and purchasing foreign currency at advantageous rates.

(b) Liquidity Risk Liquidity risk is the risk that we will not be able to meet our obligations associated with financial liabilities. We rely on cash flows generated from operations, as well as injections of capital through the issuance of the Company's capital stock to settle its liabilities when they become due.

( c) Interest Rate Risk We are not exposed to significant interest rate risk due to the short-term maturities of our financial assets and liabilities.

(14) CONCENTRATIONS OF CREDIT RISK

a) Cash   We maintain our cash in bank deposit accounts, which may, at times, may exceed federally insured limits. We did not have cash balances in excess of FDIC insured limits at March 31, 2023 or 2022.

(15) COMMITMENTS AND CONTINGENCIES

a) Other  From time to time we may be subject to asserted claims and liabilities that arise in the ordinary course of business. We intend to maintain insurance policies to mitigate potential losses from these actions. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect our financial position or results of operations.

F-12

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(16) MATERIAL CONTINGENT CONTRACTS

 SIH entered into the following agreements. The formation of some or all of the joint venture entities described below are conditional upon SIH obtaining sufficient funding from a contemplated initial public offering of securities of up to $25,000,000:

In  March 2023, SIH entered into an agreement with Africo American Inc LLC (AAI) to form a joint venture majority owned by SIH with minority ownership by AAI to economically contribute to racial harmony.  The joint venture is expected to serve as the foundation for significant Black and Hispanic ownership in the USA and sub-Saharan Africa of the abundant mining and other natural resources that in the past, have not contributed significantly to a better quality of life for the previously disadvantaged.

In August 2022, SIH entered into an agreement with Sovereign Asset Management (SAM) and with Blackstar Management (BM) to form a joint venture majority owned by SIH with minority ownership by both BM and SAM, the joint venture is expected to offer potential investors who would rather have a private equity return instead of the return of a holding company, that opportunity.

In  August 2022, SIH entered into an agreement with Land America Holdings and Investment Group LLC (LAH) to form a joint venture majority owned by SIH with minority ownership by LAH to use its creative development, financing, and construction expertise to provide new access to both commercial and residential projects in redeveloping areas. SIH intends to develop the Rosewood property it owns through this joint venture.

In August 2022, SIH entered into an agreement with Fedwel, LLC to form a joint venture majority owned by SIH with minority ownership by Fedwel as a vehicle for taking advantage of the African Growth and Opportunity Act, (AGOA), a program of the United States government, designed to help African companies access the U. S. markets.

In May 2022, SIH entered into an agreement with LL Burge & Associates, LLC (LBA) to form a joint venture majority owned by SIH with minority ownership by LBA to pursue domestic semi-conductor production framework as a result of the CHIPS Act.

In June 2017, SIH entered into an agreement with Dunns-Josaphine, LLC to form a new entity designed to finance the development/renovation/operation of an existing historic landmark hotel in Miami, FL. SIH committed to invest $500,000 for a 25% ownership interest in the joint venture.

(17)  COVID-19 PANDEMIC AND VARIANTS

The full extent to which the COVID-19 pandemic may directly or indirectly impact our business, results of operations and financial condition, will depend on future developments that are uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements, and although there is currently no major impact, there may be changes to those estimates in future periods.

(18) SUBSEQUENT EVENTS

(a) Convertible Redeemable Promissory Notes Payable   In July 2023, the Company extended a new convertible note, with the same terms and conditions as the previous 25 convertible notes payable in exchange for $11,700 in cash.

F-13

ITEM 8. EXHIBITS

Index to Exhibits/Description of Exhibits

*2.1 (A)	ARTICLES OF INCORPORATION

*2.1 (B)	AMENDMENT TO ARTICLES OF INCORPORATION

*2.2	BYLAWS

*6.1	SOVEREIGN ASSET MANAGEMENT JOINT VENTURE AGREEMENT

*6.2	BLACKSTAR MANAGEMENT JOINT VENTURE AGREEMENT

*6.3	LAND AMERICA HOLDINGS INVESTMENT GROUP JOINT VENTURE AGREEMENT

*6.4	LL BURGE AND ASSOCIATES JOINT VENTURE AGREEMENT

*6.5	FEDWEL JOINT VENTURE AGREEMENT

*6.6	TINA WILLIAMS/ ROSEWOOD REAL ESTATE PURCHASE CONTRACT

* Previously filed.

F-14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certiﬁes that it has reasonable grounds to believe that it meets all of the requirements for ﬁling on Form 1-K and has duly caused this associated Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on October 3, 2023.

SOCIAL INVESTMENT HOLDINGS, INC.

By:	/s/ Julius V. Jackson
Julius V. Jackson, President

Signatures/Title	Date

/s/ John E. Oxendine	October 3, 2023
John E. Oxendine, Principal Executive Officer and Chairman

/s/ Newall J. Daughtrey	October 3, 2023
Newall J. Daughtrey, Principal Financial Officer

/s/ N. Patrick Range Jr.	October 3, 2023
N. Patrick Range Jr., Director

/s/ Gordon G. Murdock	October 3, 2023
Gordon G. Murdock, Director

/s/ Patricia J. Braynon	October 3, 2023
Patricia J. Braynon, Director

/s/ Robert Curbelo	October 3, 2023
Robert Curbelo, Director

/s/ Timothy M. Lane	October 3, 2023
Timothy M. Lane, Director

/s/ Isaac Rhodes Robinson, Jr.	October 3, 2023
Isaac Rhodes Robinson, Jr, Director

24